UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Bridge Investment Group Holdings Inc.
(Name of Issuer)
Class A common stock, $0.01 par value per share
(Title of Class of Securities)
10806B100
(CUSIP Number)
December 30, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 10806B100

1	NAME OF REPORTING PERSON The Bank of Nova Scotia I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,633,614
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,633,614
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON FI

CUSIP No.: 10806B100
ITEM 1(a).	NAME OF ISSUER: Bridge Investment Group Holdings Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070
ITEM 2(a).	NAME OF PERSON FILING: The Bank of Nova Scotia
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 40 Temperance Street, Toronto, Ontario, M5H 0B4
ITEM 2(c).	CITIZENSHIP: Canada
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A common stock, $0.01 par value per share
ITEM 2(e).	CUSIP NUMBER: 10806B100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: g

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
1,633,614
(b) Percent of class:
5.6%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
1,633,614
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
1,633,614
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
One or more of the Reporting Persons subsidiaries (please see Item 7 below), has discretion over the investments held by certain funds and/or clients, as applicable in each case. Such funds/clients are entitled to receive any dividends from these securities and are also entitled to the proceeds received from their sale.

The Reporting Person or one or more of the Reporting Persons subsidiaries (please see Item 7 below), has received shares of this issuer as collateral from its clients in connection with certain underlying transactions. These clients receive any dividends paid by such shares and such shares are returned to the clients upon the completion of the underlying transactions.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
1832 Asset Management LP. - 3(j)+3(e) ***Note: this entity holds greater than 5%
Scotiabank Trinidad and Tobago Limited (Pensions) - 3(j)+3(f)
Scotia Capital Inc. - 3(j)+3(a)
Scotia Administradora General de Fondos Chile S.A. - 3(j)+3(d)

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: n/a
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: n/a
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insert particular category of institutional investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 10806B100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 22 2023	The Bank of Nova Scotia By: /s/ Deanna Dobrowsky Name: Deanna Dobrowsky Title: Vice President, Head of GBM&T Compliance Canada
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).